SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. __

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

Common stock, $.10 par value per share

(Title of Class of Securities)

408859106

(CUSIP Number)

Benjamin C. Yogel

2300 Glades Road, Suite 320W

Boca Raton, FL 33431

(561) 409-0890

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 408859106

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(1)     Names of reporting persons: Benjamin C. Yogel

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(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

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(3)     SEC use only

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(4)     Source of funds (see instructions)  OO

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(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

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(6)    Citizenship or place of organization    United States

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Number of shares beneficially owned by each reporting person with:

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(7) Sole voting power                                         118,646*

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(8)   Shared voting power                                   336,510**

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(9)   Sole dispositive power                                 118,646*

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 (10)  Shared dispositive power                          336,510**

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(11) Aggregate amount beneficially owned by each reporting person        455,156*

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

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(13)    Percent of class represented by amount in Row (11)            5.2%***

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(14)      Type of reporting person (see instructions)          IN

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*	The amount set forth on lines 7 and 9 includes 10,125 shares of common stock subject to stock options exercisable within 60 days of the date hereof.

**	Represents 113,441 shares owned by YIH III, LLC and 223,069 shares owned by YIH IV, LLC. See “Item 3. Source and Amount of Funds or Other Consideration.”

***	Based on 8,769,223 shares of common stock outstanding as of October 1, 2015 and an additional 10,125 shares of common stock that would be outstanding upon the exercise by Mr. Yogel of stock options exercisable within 60 days of the date hereof.

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 Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.10 per share (the “common stock”) of Hampshire Group, Limited, a Delaware corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 114 W. 41st Street, New York, New York, 10036.

Item 2.  Identity and Background

Benjamin C. Yogel (“Yogel”) is an individual and citizen of the United States.  Yogel is the Managing Director of MRC Capital Group. The business address for Yogel and MRC Capital Group is 2300 Glades Road, Suite 320W, Boca Raton, FL 33431. Yogel is also the lead director of the Issuer.

During the last five years, Yogel (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that Yogel was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration

Yogel acquired the shares of common stock with respect to which he has sole voting and dispositive power pursuant to the Issuer’s Non-Employee Directors Stock Fee Election Program (the “Program”). Under the Program, a non-employee director may elect in advance to have all or a portion of their quarterly cash retainer used to purchase common stock at a price per share equal to the weighted average of the sale prices of the common stock, as reported on the OTC Market for the last ten (10) trading days of the calendar quarter preceding the quarter when director fees are paid. Effective as of August 10, 2015, the Board of Directors of the Issuer amended the Program to limit the number of shares that can be issued to a director for any calendar quarter to 0.1% of the outstanding stock of the Issuer.

Mr. Yogel is the manager of each of YIH III, LLC (“YIH III”) and YIH IV, LLC (“YIH IV”), each of which is Delaware limited liability company engaged in private equity investment, and in such capacity shares the power to vote or dispose of the shares of the Issuer owned by such entities.   YIH III received 113,441 shares of common stock and, at the direction of YIH III, YIH IV received 114,149 shares of common stock from BGY II, LLC on December 29, 2014 in connection with a distribution of shares to the Equityholders (as defined below). The shares were originally issued to BGY II, LLC, in its capacity as representative of the equityholders of Rio Garment S. de R.L. (“Rio”) (consisting of Paul Buxbaum, David Gren and YIH III, referred to collectively as the “Equityholders”), in connection with the acquisition of Rio by the Issuer in August 2011 (the “Rio Acquisition”). For more information, see the Schedule 13D of BGY, Paul Buxbaum, David Gren and YIH III filed with the Securities and Exchange Commission (“SEC”) on September 6, 2011, as amended.

Prior to such distribution, YIH IV had acquired a total of 108,920 shares of the Issuer from time to time in market transactions.

Item 4.  Purpose of Transaction

Yogel acquired the shares, including the shares acquired in the Rio Acquisition, for investment purposes.

Yogel Option Shares

On March 30, 2012, the Compensation Committee of the Board of Directors of the Issuer granted a total of 13,500 non-qualified options to purchase common stock to Mr. Yogel in his capacity as a director of the Issuer, under the Issuer’s 2009 Stock Incentive Plan (the “2009 Plan”) pursuant to an Option Grant Notice and Agreement. The options are exercisable at an exercise price of $2.05 per share. Options to purchase 10,125 shares of common stock are exercisable within 60 days of the date of this filing. The balance of the options will vest and become exercisable on December 31, 2015.

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Item 5.  Interest in the Securities of the Issuer

(a)      See rows (11) and (13) of the cover page at the beginning of this Schedule 13D, and “Item 4. Purpose of Transaction,” which are incorporated herein by reference.

(b)      See rows (7) through (10) of the cover page at the beginning of this Schedule 13D, and “Item 4. Purpose of Transaction,” which are incorporated herein by reference.

(c)      On July 1, 2015, Yogel was issued 52,823 shares of common stock by the Issuer under the Program in payment of his quarterly director fee. The common stock was valued under the Program at a price of $0.18931 per share. After giving effect to such acquisition, Yogel was the beneficial owner of 446,413 shares of common stock, which represented 5.1% of the outstanding common stock of the Issuer (based on 8,742,994 shares of common stock outstanding as of July 1, 2015 and an additional 10,125 shares of common stock that would be outstanding upon the exercise by Yogel of stock options exercisable within 60 days of July 1, 2015).

           On October 1, 2015, Yogel was issued 8,743 shares of common stock by the Issuer under the Program in partial payment of his quarterly director fee. The common stock was valued under the Program at a price of $0.14 per share.

(d)      Members of YIH III and YIH IV have the right to receive dividends paid upon shares of the common stock, and the right to receive net proceeds from the sale of the common stock, subject to the terms of their respective operating agreements.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

In connection with the Rio Acquisition, BGY and the Equityholders (collectively, the “Stockholders”) entered into a voting agreement (the “Voting Agreement”).  The Voting Agreement was amended and restated as of April 5, 2013 (the “Amended and Restated Voting Agreement”). The Amended and Restated Voting Agreement provided that, for as long as the Stockholders have a right to designate a nominee to the Issuer’s board of directors (the “Board”) pursuant to the Stockholders Rights Agreement, as amended (as defined and more fully described below), the Stockholders are required to vote the Covered Subject Shares (as defined below) in favor of each other nominee to the Board nominated for election by the Nominating and Corporate Governance Committee of the Board.  In addition, the Amended and Restated Voting Agreement provides that, if requested by the Issuer, the Stockholders are obligated to vote the Covered Subject Shares in favor of certain amendments to the Issuer’s Certificate of Incorporation. “Covered Subject Shares” means (i) two-thirds of the Shares received in the Rio Acquisition held by the Stockholders (and any shares subsequently acquired) through August 24, 2014 and (ii) one-third of the Shares received in the Rio Acquisition held by the Stockholders (and any shares subsequently acquired) from August 25, 2014 through August 24, 2015. The Amended and Restated Voting Agreement terminated in accordance with its terms on August 25, 2015.

In connection with the Rio Acquisition, the Equityholders also entered into a stockholder rights agreement, as amended (the “Stockholder Rights Agreement”), pursuant to which the Equityholders have the right to designate two members to the Board (subject to reduction upon the occurrence of certain events as provided therein).

Pursuant to the Stockholder Rights Agreement, the Equityholders are entitled to certain “piggy-back” registration rights with the respect to the shares received in the Rio Acquisition.

The descriptions of the Amended and Restated Voting Agreement and the Stockholder Rights Agreement contained in this Schedule 13D are qualified in their entirety by reference to the full text of the Amended and Restated Voting Agreement and the Stockholder Rights Agreement, and amendment, copies of which have been disclosed in the Issuer’s Current Reports on Form 8-K filed with the SEC on June 17, 2011 and April 9, 2013.

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Item 7. Material to be Filed as Exhibits

Exhibit A	Stockholder Rights Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2011).

Exhibit B

Amended and Restated Voting Agreement, dated as of April 5, 2013, by and among the Issuer, BGY, Paul Buxbaum, David Gren and YIH III, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 9, 2013).

Exhibit C

Letter Agreement Amendment to Stockholder Rights Agreement, dated as of April 5, 2013, by and among the Issuer, Paul Buxbaum, David Gren and YIH III, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 9, 2013).

Exhibit D	Form of Option Grant Notice and Agreement (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 19, 2012).

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Signature

After reasonable inquiry, and to the best of any knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015

/s/ Benjamin C. Yogel

Benjamin C. Yogel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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